Notice and Access Notice to Shareholders

Annual General Meeting of Shareholders to be held on June 22, 2016

You are receiving this notice because Western Copper and Gold Corp. (the “Company”) is using notice and access to deliver meeting materials to its shareholders in respect of its annual general meeting to be held on June 22, 2016 (the “Meeting”). Instead of receiving paper copies of the Company’s management information circular for the year ended December 31, 2015 (the “Circular”), and, if requested, the financial statements and MD&A, shareholders are receiving this notice. You will also receive a proxy or voting instruction form, as applicable, enabling you to vote at the Meeting (together, with the Circular, financial statements, and MD&A, the “Meeting Materials”).

This communication presents only an overview of the more complete Meeting Materials that are available to you on the Internet. We remind you to access and review the Meeting Materials before voting.

Meeting Date and Location

When	Wednesday, June 22, 2016	Where	The Vancouver Club
	11:00 am (Pacific Time)		915 West Hastings Street
Vancouver, British Columbia

Shareholders will be asked to consider and vote on the following matters

1.	Number of Directors: To set the number of directors at five (5). See the section entitled “Election of Directors” in the Circular.

2.	Election of Directors: To elect the directors of the Company for the ensuing year. See the section entitled “Election of Directors” in the Circular.

3.

Appointment of Auditor: To appoint PricewaterhouseCoopers LLP as auditor of the Company for the ensuing year and to authorize the directors to fix the auditor’s remuneration. See the section entitled “Appointment of Auditor” in the Circular.

4.	Other Business: To transact such other business as may properly come before the Meeting or any adjournment thereof. See the section entitled “Other Matters” in the Circular.

WE REMIND SHAREHOLDERS TO VIEW THE MEETING MATERIALS PRIOR TO VOTING.

TSX: WRN
NYSE MKT: WRN

Websites where the Meeting Materials are posted

You may view the Meeting Materials on the Company’s website:

www.westerncopperandgold.com/events/agm-2016

You can also access the Meeting Materials online under the Company’s profile:

www.sedar.com (Canada)

www.sec.gov/edgar.shtml (United States)

How to obtain paper copies of the Meeting Materials

If you would like to receive a paper copy of any or all of the Meeting Materials by mail, you must request one. There is no charge to you for requesting a copy. To ensure you receive the requested documents in advance of the voting deadline and meeting date, all requests must be received no later than June 8, 2016. If you request the current Meeting Materials, please note that another proxy or voting instruction form, as applicable, will not be sent to you. Please retain your current one for voting purposes.

To request the Meeting Materials or to make any other enquiry, please contact the Company:

Email:	info@westerncopperandgold.com
Within North America:	1-888-966-9995 (toll-free)
Outside North America:	+1-604-684-9497

Voting

You cannot vote by returning this notice. To vote your securities you must vote using the methods indicated on your enclosed proxy or voting instruction form.

TSX: WRN
NYSE MKT: WRN